COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in Notes 1, 3, 8, 18 and 20 to the consolidated financial statements as at October 31, 2005 and 2004 and for the years then ended. Our report to the shareholders dated November 29, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
/s/  KPMG LLP
Chartered Accountants
Toronto, Canada
November 29, 2005